Exhibit 4.4

DATED	2020

CONFORMED COPY

(1) TIZIANA LIFE SCIENCES PLC

(2) ACCUSTEM SCIENCES PLC

SUPPLEMENTAL DEMERGER AGREEMENT - OPTIONS,

WARRANTS, RIGHTS TO CALL AND FURTHER

INVESTMENT

-i-

SUPPLEMENTAL DEMERGER AGREEMENT

DATED	2020

BETWEEN:

(1)

TIZIANA LIFE SCIENCES PLC, a company incorporated and registered in England and Wales with company number 03508592 whose registered office is at 3rd Floor 11-12 St. James’s Square, London SW1Y 4LB (“Topco”); and

(2)	ACCUSTEM SCIENCES LIMITED, a company incorporated and registered in England and Wales with company number 12647178 whose registered office is at 9th Floor, 107 Cheapside, London EC2V 6DN (“Newco”).

BACKGROUND

(A)

Topco has announced its intention to effect the Demerger pursuant to which Newco will become the new holding company for the Demerged Business by virtue of its ownership of the Company and intends to seek admission of the Newco Shares to listing on the Official List and to trading on the Main Market of the London Stock Exchange.

(B)	Topco and Newco are party to a Demerger Agreement governing the implementation of the Demerger.

(C)	The parties wish to record certain additional terms upon which are intended to be encapsulated in the Demerger.

AGREED TERMS

1.	INTERPRETATION

1.1	In this agreement, unless the context otherwise requires:

“Circular” means the circular sent to the Topco Shareholders and incorporating a notice of a general meeting of Topco which was held on 2 October 2020 in relation to the approval of the Reduction of Capital and the Demerger;

“Company” means StemPrintER Sciences Limited, a company incorporated and registered in England and Wales with company number 12856894 whose registered office is at 9th Floor, 107 Cheapside, London EC2V 6DN;

“Demerger” means the proposed transfer of the Company Shares by Topco to Newco pursuant to the Reduction of Capital;

“Demerger Record Time” means 7:00 a.m. on 30 October 2020;

“Newco IPO” means the admission of all Newco Shares to the standard segment of the official list of the FCA and to trading on the main market of the London Stock Exchange plc, which is expected to occur in late Q4 2020;

“Newco Shares” means the ordinary shares of £0.01 each in the capital of Newco from time to time;

“Placing Price” the price at which newco issues Newco Shares in a placing in connection with admission of its share capital to trading on the standard segment of the official list of the FCA and to trading on the main market of the London Stock Exchange plc.

“Reduction of Capital” means the court approved reduction of capital of Topco pursuant to the Companies Act 2006, which became effective on 29 October 2020, as more particularly described in the Circular;

“Topco Shares” means the ordinary shares of £0.03 each in the capital of Topco from time to time; and

“Topco Side Liability” means any Liability, whenever and howsoever suffered or incurred by any Newco Group Company which is directly or indirectly attributable to the Retained Business or to any of the steps involved in the Demerger being held to be illegal, void or unenforceable but excluding any Liability which is expressly provided for under this agreement.

1.2	In this agreement, unless the context otherwise requires:

(a)

references to “this agreement” shall include the Background and Schedules to it, which form part of this agreement, and references to clauses, the Background and Schedules are to clauses of and the Background and Schedules to this agreement;

(b)	clause, Schedule and paragraph headings shall not affect the interpretation of this agreement;

(c)	references to clauses and Schedules are to the clauses of, and Schedules to, this agreement and references to paragraphs are to paragraphs of the relevant Schedule;

(d)	the Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules;

(e)	a reference to a “company” shall include any company, corporation or other body corporate, wherever and however incorporated or established;

(f)	a reference to a “holding company” or a “subsidiary” means a holding company or a subsidiary (as the case may be) as defined in section 1159 of the Companies Act 2006;

(g)

a reference to a statute, statutory provision or subordinate legislation is a reference to it as it is in force from time to time and includes any statute, statutory provision or subordinate legislation which it amends or re-enacts and subordinate legislation for the time being in force made under it;

(h)	a reference to “writing” or “written” includes email;

(i)

any words following the terms “including”, “include”, “in particular”, “for example” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms. Where the context permits, “other” and “otherwise” are illustrative and shall not limit the sense of the words preceding them; and

(j)	references to a document in “agreed form” are to that document in the form agreed by the parties or on their behalf and initialled by them or on their behalf for identification.

2.	ACCRUED RIGHTS OF CERTAIN PERSONS

2.1

The Circular identified that certain holders of options and warrants, the exercise of which would result in the issue of additional Topco Shares and suggested that appropriate proposals would be extended to such persons.

2.2	Newco shall procure that:

(a)

an additional 4,763,995 Newco Shares are issued to Gabriele Cerrone to reflect a realisation bonus accrued in Topco and in respect of which Mr Cerrone is unconditionally entitled through the issue of 4,763,995 Topco Shares (but for constraints on timing of delivery under Note 11 to Rule 9 of the UK Takeover Code);

(b)

an additional 397,347 Newco Shares are issued to Panetta Partners Limited to reflect a convertible loan note outstanding from Topco and in respect of which Panetta Partners Limited is entitled to exercise its conversion rights to convert the loan note and accrued interest and the exercise of associated warrants into397,347 Topco Shares (but for constraints on timing of exercise under Note 11 to Rule 9 of the UK Takeover Code);

(c)

an additional 1,830,775 Accustem Shares to Gabriele Cerrone credited as fully paid in respect of share options which Gabriele Cerrone would have exercised (and has undertaken to exercise) but for the constraints imposed by Note 11 to Rule 9 of the UK Takeover Code;

(d)

an additional 2,589,137 Accustem Shares to Gabriele Cerrone credited as fully paid in respect of a convertible loan note in respect of which Gabriele Cerrone would have exercised underlying conversion rights (and has undertaken to exercise the same) but for the constraints imposed by Note 11 to Rule 9 of the UK Takeover Code; and

(e)

to the extent that such shares were not entered in the register of members of Tiziana prior to the record date for the Demerger, the number of Newco Shares listed on the Schedule be issued to the persons listed in the Schedule credited as fully paid to reflect the exercise of certain holdings of options and warrants.

2.3

The allotment and issue by Newco of the Newco Shares pursuant to clause 2.2 (a) to (d) shall be satisfied by Topco paying to Newco the sum equal to 1.58 pence per NewCo Share, being the aggregate nominal value of the additional Newco Shares and a total payment of £151,383.

3.	THE PLACING

Topco agrees invest the sum of £2,000,000 in Newco Shares at the Placing Price in the Newco IPO.

4.	FURTHER ASSURANCE

At its own expense, each party and each of its subsidiaries shall, and shall use reasonable endeavours to ensure that any necessary third party shall, promptly execute and deliver such documents and perform such acts as any other party may reasonably require from time to time for the purpose of giving to that other party the full benefit of all the provisions of this agreement.

5.	ASSIGNMENT

5.1

This agreement is personal to the parties and neither party shall assign, transfer, mortgage, charge, declare a trust of, or deal in any other manner with any of its rights and obligations under this agreement without the prior written consent of the other party.

5.2	Subject to clause 4.1, this agreement shall be binding on and shall enure to the benefit of the parties to this agreement and their respective successors and permitted assigns.

6.	ENTIRE AGREEMENT

This agreement (together with the documents referred to in it) constitutes the entire agreement between the parties and supersedes and extinguishes all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to their subject matter.

7.	VARIATION AND WAIVER

7.1	No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

7.2

A failure or delay by any person to exercise any right or remedy provided under this agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.

7.3	Except as expressly provided otherwise in this agreement, the rights and remedies provided under this agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

8.	COSTS

Except as expressly provided in this agreement, all costs in connection with the negotiation, preparation, execution and performance of this agreement, and any documents referred to in it, shall be borne by Topco.

9.	NOTICE

9.1	19.1 A notice given to a party under or in connection with this agreement:

(a)	shall be in writing and in English;

(b)

shall be sent to the relevant party for the attention of the contact and to the address email address specified in clause 8.2 (or such other address, email address or person as that party may notify to the other in accordance with the provisions of this clause 8); and

(c)	shall be:

(i)	delivered by hand;

(ii)	sent by email;

(iii)	sent by pre-paid first-class post or another next working day delivery service providing proof of delivery; and

(d)	unless proved otherwise is deemed received as set out in clause 8.4.

9.2	The addresses, email addresses, and named contacts for service of notice are:

(a)	Topco

(i)	address: 3rd Floor 11-12 St James’s Square
London	SW1Y 4LB

(ii)	for the attention of: [REDACTED]

(iii)	email address: [REDACTED]

(b)	Newco

(i)	address: 9th Floor, 107 Cheapside
London	EC2V 6DN

(ii)	for the attention of: [REDACTED]

(iii)	email address: [REDACTED]

9.3

A party may change its details for service of notices as specified in clause 8.2 by giving notice to the other party, provided that in the case of change to the party’s postal address the new address is an address in the UK. Any change notified pursuant to this clause shall take effect at 9.00 a.m. on the later of:

(a)	the date (if any) specified in the notice as the effective date for the change; and

(b)	five Business Days after deemed receipt of the notice of change.

9.4	Delivery of a notice is deemed to have taken effect (provided that all other requirements in this clause have been satisfied):

(a)	if delivered by hand, on signature of a delivery receipt or at the time the notice is left at the address;

(b)	if sent by email, at the time of transmission;

(c)

in the case of pre-paid first-class post or another next working day delivery service delivery to an address in the UK, at 9.00 am on the second Business Day after posting or at the time recorded by the delivery service;

(d)

if deemed receipt under the previous paragraphs of this clause 8.4 would occur outside business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), at 9.00 am on the day when business next starts in the place of receipt. For the purposes of this clause, all references to time are to local time in the place of deemed receipt.

9.5	This clause 8 does not apply to the service of any proceedings or other documents in any legal action or proceedings or, where applicable, any arbitration or other method of dispute resolution.

10.	SEVERANCE

If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this agreement.

11.	AGREEMENT SURVIVES THE DEMERGER EFFECTIVE DATE

This agreement (other than obligations that have already been fully performed) remains in full force after the Demerger Effective Date.

12.	THIRD PARTY RIGHTS

12.1	This agreement does not give rise to any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.

12.2	The rights of the parties to rescind or vary this agreement are not subject to the consent of any other person.

13.	COUNTERPARTS

This agreement may be executed (either by wet-ink signature or by a party applying its signature by some digital, electronic, mechanical or other means) in any number of counterparts, each of which shall constitute an original and all the counterparts shall together constitute one and the same agreement. The exchange of a fully executed (either by wet-ink signature or by a party applying its signature by some digital, electronic, mechanical or other means) version of this agreement (in counterparts or otherwise) by electronic transmission in PDF format or otherwise shall be sufficient to bind the parties to the terms and conditions of this agreement and no exchange of originals is necessary.

14.	GOVERNING LAW AND JURISDICTION

14.1

This agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of England and Wales.

14.2

Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) that arises out of or in connection with this agreement or its subject matter or formation.

This agreement has been entered into on the date stated at the beginning of it.

SCHEDULE 1

Name	No. of Newco Shares
Gabriele Cerrone	169,225

Keeren Shah	5,000

Hana Malik	5,000

Tiziano Lazzaretti	150,000

Dr Kunwar Shailubhai	400,000

Vaseem Palejwala	20,000

Jules Jacob	3,500

Maria Preiss	3,000

GarCer BioVentures	344,063

SIGNED by Gabriele Cerrone for and on behalf of TIZIANA LIFE SCIENCES PLC	) ) )	/s/ Gabriele Cerrone Director

SIGNED by Willy Jules Simon for and on behalf of ACCUSTEM SCIENCES LIMITED	) ) )	/s/ Willy Jules Simon Director